Marija Sokolov		The Tower at Peabody Place
phone:	(901) 543-5929	100 Peabody Place, Suite 900
fax:	(888) 789-4123	Memphis, TN 38103-3672
e-mail:	msokolov@bassberry.com	(901) 543-5900

November 4, 2011

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. John Ganley

Re:	Business Development Corporation of America
Post Effective Amendment to Registration Statement on N-2
File No: 333-166636

Dear Mr. Ganley:

As counsel to Business Development Corporation of America, a Maryland corporation (the “Company”), we have transmitted for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Post Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form N-2 (File No. 333-166636) (the “Registration Statement”).  This letter is intended to address a comment of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated by you during our telephone conversation on November 4, 2011.

Per our discussion, this letter confirms that, in its filing of the prospectus pursuant to Rule 497 of the Securities Act, the Company will decrease the amount of “Total Annual Expenses” shown on the Fees and Expenses table (page 13 of Amendment No. 3) from 7.40% to 6.35%, which will remedy the mathematical error included in Amendment No. 3. Additionally, the Company will accordingly revise the numbers in the example below the Fees and Expenses table.

Should you have any further questions or need additional information, please do not hesitate to contact me at 901-543-5929 (or msokolov@bassberry.com) or John Good at (901) 543-5901 (or jgood@bassberry.com). We look forward to hearing from you soon.

Very truly yours,

/s/ Marija Sokolov
Marija Sokolov